The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and underlying supplement do not constitute an offer to sell the Notes and we are not soliciting an offer to buy the Notes in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated August 28, 2026

Pricing Supplement dated September , 2026 (To the Prospectus dated May 15, 2025, the Prospectus Supplement dated May 15, 2025 and the Underlying Supplement dated May 15, 2025)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-287303
$● Barrier Dual Directional Notes due September 16, 2031 Linked to the Nasdaq-100 Futures Excess ReturnTM Index Global Medium-Term Notes, Series A

Unlike ordinary debt securities, the Notes do not pay interest and do not guarantee the return of the full principal amount at maturity. Instead, as described below, the Notes offer leveraged exposure to potential appreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value and an unleveraged positive return based on any potential depreciation of the Underlier from the Initial Underlier Value to the Final Underlier Value, but only if the Final Underlier Value is greater than or equal to the Barrier Value. Investors should be willing to forgo dividend payments and, if the Final Underlier Value is less than the Barrier Value, be willing to lose a significant portion or all of their investment at maturity.

KEY TERMS*

Issuer:	Barclays Bank PLC
Denominations:	Minimum denomination of $1,000, and integral multiples of $1,000 in excess thereof
Initial Valuation Date:†	September 11, 2026	Final Valuation Date:†	September 11, 2031
Issue Date:	September 16, 2026	Maturity Date:†	September 16, 2031
Reference Asset:	The Nasdaq-100 Futures Excess ReturnTM Index (Bloomberg ticker symbol “NDXNQER<Index>”) (the “Underlier”)
Payment at Maturity:

You will receive on the Maturity Date a cash payment per $1,000 principal amount Note determined as follows:

▪   If the Final Underlier Value is greater than the Initial Underlier Value, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return × Upside Leverage Factor)

▪   If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Barrier Value, you will receive a payment per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

If the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Barrier Value, you will receive a positive 1% return on the Notes for each 1% decrease of the Underlier. In no event will this return exceed 40.00%.

▪   If the Final Underlier Value is less than the Barrier Value, you will receive an amount per $1,000 principal amount Note calculated as follows:

$1,000 + ($1,000 × Underlier Return)

If the Final Underlier Value is less than the Barrier Value, your Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value and you will lose a significant portion or all of your investment at maturity. Any payment on the Notes, including any repayment of principal, is not guaranteed by any third party and is subject to (a) the creditworthiness of Barclays Bank PLC and (b) the risk of exercise of any U.K. Bail-in Power (as described on page PS-4 of this pricing supplement) by the relevant U.K. resolution authority. See “Selected Risk Considerations” and “Consent to U.K. Bail-in Power” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement.

Consent to U.K. Bail-in Power:	Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-4 of this pricing supplement.
Upside Leverage Factor:	1.65
Underlier Return:	Final Underlier Value – Initial Underlier Value Initial Underlier Value
Absolute Value Return:	The absolute value of the Underlier Return. For example, a -5% Underlier Return will result in a +5% Absolute Value Return.
Barrier Value:	, which is 60.00% of the Initial Underlier Value (rounded to two decimal places)
Initial Underlier Value:	, which is the Closing Value of the Underlier on the Initial Valuation Date

(Terms of the Notes continue on the next page)

	Initial Issue Price(1)(2)	Price to Public	Agent’s Commission(3)	Proceeds to Barclays Bank PLC
Per Note	$1,000	100%	0.70%	99.30%
Total	$●	$●	$●	$●
(1)	Because dealers who purchase the Notes for sale to certain fee-based advisory accounts may forgo some or all selling concessions, fees or commissions, the public offering price for investors purchasing the Notes in such fee-based advisory accounts may be between $993.00 and $1,000 per $1,000 principal amount Note. Investors that hold their Notes in fee-based advisory or trust accounts may be charged fees by the investment advisor or manager of such account based on the amount of assets held in those accounts, including the Notes.

(2)	Our estimated value of the Notes on the Initial Valuation Date, based on our internal pricing models, is expected to be between $901.20 and $981.20 per $1,000 principal amount Note. The estimated value is expected to be less than the initial issue price of the Notes. See “Additional Information Regarding Our Estimated Value of the Notes” on page PS-5 of this pricing supplement.

(3)	Barclays Capital Inc. will receive commissions from the Issuer of up to $7.00 per $1,000 principal amount Note. Barclays Capital Inc. will use these commissions to pay variable selling concessions or fees (including custodial or clearing fees) to other dealers. Barclays Capital Inc. may pay from these commissions a structuring fee of up to $7.00 per $1,000 principal amount Note to other broker-dealers participating in the distribution of the Notes. In no case will the total amount of selling concessions and structuring fees exceed $7.00 per $1,000 principal amount Note.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-9 of the prospectus supplement and “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the U.S. Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our unsecured and unsubordinated obligations. The Notes are not deposit liabilities of Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency or deposit insurance agency of the United States, the United Kingdom or any other jurisdiction.

(Terms of the Notes continued from previous page)

Final Underlier Value:	The Closing Value of the Underlier on the Final Valuation Date
Closing Value:	Closing Value has the meaning assigned to “closing level” set forth under “Reference Assets—Indices—Special Calculation Provisions” in the prospectus supplement.
Calculation Agent:	Barclays Bank PLC
Additional Terms:	Terms used in this pricing supplement, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
CUSIP / ISIN:	06749JNJ6 / US06749JNJ69
*	The Underlier and the terms of the Notes are subject to adjustment by the Calculation Agent and the Maturity Date may be accelerated, in each case under certain circumstances as set forth in the accompanying prospectus supplement. See “Selected Risk Considerations—Risks Relating to the Underlier” below.

†	Subject to postponement in certain circumstances, as described under “Reference Assets—Indices—Market Disruption Events for Securities with an Equity Futures Index as a Reference Asset” and “Terms of the Notes—Payment Dates” in the accompanying prospectus supplement

ADDITIONAL DOCUMENTS RELATED TO THE OFFERING OF THE NOTES

You should read this pricing supplement together with the prospectus dated May 15, 2025, as supplemented by the prospectus supplement dated May 15, 2025 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part, and the underlying supplement dated May 15, 2025. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement and “Selected Risk Considerations” in this pricing supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•	Prospectus dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000119312525120720/d925982d424b2.htm

•	Prospectus Supplement dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325006051/dp228678_424b2-prosupp.htm

•	Underlying Supplement dated May 15, 2025:

http://www.sec.gov/Archives/edgar/data/312070/000095010325006053/dp228705_424b2-underl.htm

Our SEC file number is 1–10257. As used in this pricing supplement, “we,” “us” and “our” refer to Barclays Bank PLC.

consent to u.k. bail-in power

Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between us and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, or interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder or beneficial owner of the Notes of such shares, securities or obligations); (iii) the cancellation of the Notes and/or (iv) the amendment or alteration of the maturity of the Notes, or the amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder and beneficial owner of the Notes further acknowledges and agrees that the rights of the holders or beneficial owners of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders or beneficial owners of the Notes may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Considerations—Risks Relating to the Issuer—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public, which we refer to as the Initial Valuation Date, based on prevailing market conditions on or prior to the Initial Valuation Date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Initial Valuation Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Initial Valuation Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees and any structuring fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes. These other costs will include fees paid by Barclays Bank PLC to one or more electronic platforms for providing certain electronic platform services with respect to this offering, where selected dealers implement or utilize such providers.

Our estimated value on the Initial Valuation Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Initial Valuation Date for a temporary period expected to be approximately six months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the “Selected Risk Considerations” beginning on page PS-10 of this pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the Initial Valuation Date. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to the Initial Valuation Date. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

Selected Purchase Considerations

The Notes are not appropriate for all investors. The Notes may be an appropriate investment for you if all of the following statements are true:

•	You do not seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You understand that the Absolute Value Return feature applies only if the Underlier decreases from the Initial Underlier Value but not by more than 40.00%, that any positive return in the event that the Final Underlier Value is less than the Initial Underlier Value is limited to 40.00% and that any decline in the Final Underlier Value from the Initial Underlier Value by more than 40.00% will result in a loss, rather than a positive return, on the Notes.

•	You can tolerate a loss of a significant portion or all of your principal amount, and you are willing and able to make an investment that may have the full downside market risk of an investment in the Underlier.

•	You do not anticipate that the Final Underlier Value will fall below the Barrier Value.

•	You understand and are willing and able to accept the risks associated with an investment linked to the performance of the Underlier.

•	You understand and accept that you will not have any rights with respect to the futures contracts composing the Underlier or be entitled to receive dividends or distributions that may be paid to holders of the securities composing the reference index of those futures contracts (the “Reference Index”), nor will you have any voting rights with respect to the securities composing the Reference Index.

•	You can tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underlier.

•	You do not seek an investment for which there will be an active secondary market, and you are willing and able to hold the Notes to maturity.

•	You are willing and able to assume our credit risk for all payments on the Notes.

•	You are willing and able to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

The Notes may not be an appropriate investment for you if any of the following statements are true:

•	You seek an investment that produces periodic interest or coupon payments or other sources of current income.

•	You are unwilling or unable to accept that the Absolute Value Return feature applies only if the Underlier decreases from the Initial Underlier Value but not by more than 40.00%, that any positive return in the event that the Final Underlier Value is less than the Initial Underlier Value is limited to 40.00% or that any decline in the Final Underlier Value from the Initial Underlier Value by more than 40.00% will result in a loss, rather than a positive return, on the Notes.

•	You seek an investment that provides for the full repayment of principal at maturity, and/or you are unwilling or unable to accept the risk that you may lose a significant portion or all of the principal amount of your Notes in the event that the Final Underlier Value falls below the Barrier Value.

•	You anticipate that the Final Underlier Value will fall below the Barrier Value.

•	You do not understand and/or are unwilling or unable to accept the risks associated with an investment linked to the performance of the Underlier.

•	You seek an investment that entitles you to rights with respect to the futures contracts composing the Underlier or to dividends or distributions on, or voting rights related to, the securities composing the Reference Index.

•	You cannot tolerate fluctuations in the price of the Notes that may be similar to or exceed the downside fluctuations in the value of the Underlier.

•	You seek an investment for which there will be an active secondary market, and/or you are unwilling or unable to hold the Notes to maturity.

•	You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

•	You are unwilling or unable to assume our credit risk for all payments on the Notes.

•	You are unwilling or unable to consent to the exercise of any U.K. Bail-in Power by any relevant U.K. resolution authority.

You must rely on your own evaluation of the merits of an investment in the Notes. You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the appropriateness of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus, the prospectus supplement and the underlying supplement. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the appropriateness of the Notes for investment.

The Notes are not futures contracts or swaps and are not regulated under the Commodity Exchange Act of 1936, as amended (the “Commodity Exchange Act”). The Notes are offered pursuant to an exemption from regulation under the Commodity Exchange Act, commonly known as the hybrid instrument exemption, that is available to securities that have one or more payments indexed to the value, level or rate of one or more commodities, as set out in section 2(f) of that statute. Accordingly, you are not afforded any protection provided by the Commodity Exchange Act or any regulation promulgated by the Commodity Futures Trading Commission.

Hypothetical EXAMPLES OF AMOUNTS PAYABLE at Maturity

The following table illustrates the hypothetical payment at maturity under various circumstances. The examples set forth below are purely hypothetical and are provided for illustrative purposes only. The numbers appearing in the following table and examples have been rounded for ease of analysis. The hypothetical examples below do not take into account any tax consequences from investing in the Notes and make the following key assumptions:

▪	Hypothetical Initial Underlier Value: 100.00*

▪	Hypothetical Barrier Value: 60.00 (60.00% of the hypothetical Initial Underlier Value set forth above)*

*	The hypothetical Initial Underlier Value of 100.00 and the hypothetical Barrier Value of 60.00 have been chosen for illustrative purposes only and may not represent a likely actual Initial Underlier Value or Barrier Value. The actual Initial Underlier Value will be equal to the Closing Value of the Underlier on the Initial Valuation Date, and the actual Barrier Value will be equal to 60.00% of the Initial Underlier Value.

For information regarding recent values of the Underlier, please see “Information Regarding the Underlier” in this pricing supplement.

Final Underlier Value	Underlier Return	Absolute Value Return	Payment at Maturity per $1,000 Principal Amount Note
200.00	100.00%	N/A	$2,650.00
190.00	90.00%	N/A	$2,485.00
180.00	80.00%	N/A	$2,320.00
170.00	70.00%	N/A	$2,155.00
160.00	60.00%	N/A	$1,990.00
150.00	50.00%	N/A	$1,825.00
140.00	40.00%	N/A	$1,660.00
130.00	30.00%	N/A	$1,495.00
120.00	20.00%	N/A	$1,330.00
110.00	10.00%	N/A	$1,165.00
105.00	5.00%	N/A	$1,082.50
100.00	0.00%	0.00%	$1,000.00
95.00	-5.00%	5.00%	$1,050.00
90.00	-10.00%	10.00%	$1,100.00
80.00	-20.00%	20.00%	$1,200.00
70.00	-30.00%	30.00%	$1,300.00
60.00	-40.00%	40.00%	$1,400.00
59.99	-40.01%	N/A	$599.90
50.00	-50.00%	N/A	$500.00
40.00	-60.00%	N/A	$400.00
30.00	-70.00%	N/A	$300.00
20.00	-80.00%	N/A	$200.00
10.00	-90.00%	N/A	$100.00
0.00	-100.00%	N/A	$0.00

The following examples illustrate how the payments at maturity set forth in the table above are calculated:

Example 1: The value of the Underlier increases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 110.00.

Because the Final Underlier Value is greater than the Initial Underlier Value, you will receive a payment at maturity of $1,165.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Underlier Return × Upside Leverage Factor)

$1,000 + ($1,000 × 10.00% × 1.65)

$1,000 + ($1,000 × 16.50%) = $1,165.00

Example 2: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 95.00.

Because the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Barrier Value, you will receive a payment at maturity of $1,050.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Absolute Value Return)

Because the absolute value of the Underlier Return of -5.00% is +5.00%, the Absolute Value Return is +5.00% and the payment at maturity is calculated as follows:

$1,000 + ($1,000 × 5.00%) = $1,050.00

Example 2 demonstrates that, if the Final Underlier Value is less than or equal to the Initial Underlier Value but greater than or equal to the Barrier Value, you will receive a positive 1% return on the Notes for each 1% decrease of the Underlier.

Example 3: The value of the Underlier decreases from an Initial Underlier Value of 100.00 to a Final Underlier Value of 50.00.

Because the Final Underlier Value is less than the Barrier Value, you will receive a payment at maturity of $500.00 per $1,000 principal amount Note that you hold, calculated as follows:

$1,000 + ($1,000 × Underlier Return)

$1,000 + ($1,000 × -50.00%) = $500.00

Example 3 demonstrates that, if the Final Underlier Value is less than the Barrier Value, your investment in the Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value.

You may lose up to 100.00% of the principal amount of your Notes. Any payment on the Notes, including the repayment of principal, is subject to the credit risk of Barclays Bank PLC.

Selected Risk Considerations

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Underlier or its components. Some of the risks that apply to an investment in the Notes are summarized below, but we urge you to read the more detailed explanation of risks relating to the Notes generally in the “Risk Factors” section of the prospectus supplement. You should not purchase the Notes unless you understand and can bear the risks of investing in the Notes.

Risks Relating to the Notes Generally

•	Your Investment in the Notes May Result in a Significant Loss—The Notes differ from ordinary debt securities in that the Issuer will not necessarily repay the full principal amount of the Notes at maturity. If the Final Underlier Value is less than the Barrier Value, your Notes will be fully exposed to the decline of the Underlier from the Initial Underlier Value. You may lose up to 100.00% of the principal amount of your Notes.

•	Your Potential for a Positive Return from Depreciation of the Underlier Is Limited—The Absolute Value Return feature applies only if the Final Underlier Value is less than the Initial Underlier Value but greater than or equal to the Barrier Value, which is equal to 60.00% of the Initial Underlier Value. Thus, any potential return on the Notes in the event that the Final Underlier Value is less than the Initial Underlier Value is limited to 40.00%. Any decline in the Final Underlier Value from the Initial Underlier Value by more than 40.00% will result in a loss, rather than a positive return, on the Notes.

•	No Interest Payments—As a holder of the Notes, you will not receive interest payments.

•	Any Payment on the Notes Will Be Determined Based on the Closing Values of the Underlier on the Dates Specified—Any payment on the Notes will be determined based on the Closing Values of the Underlier on the dates specified. You will not benefit from any more favorable value of the Underlier determined at any other time.

•	Contingent Repayment of the Principal Amount Applies Only at Maturity—You should be willing to hold your Notes to maturity. If you sell your Notes prior to such time in the secondary market, if any, you may have to sell your Notes at a price that is less than the principal amount even if at that time the value of the Underlier has increased from the Initial Underlier Value. See “—Risks Relating to the Estimated Value of the Notes and the Secondary Market—Many Economic and Market Factors Will Impact the Value of the Notes” below.

•	Owning the Notes Is Not the Same as Owning the Futures Contracts Composing the Underlier or the Securities Composing the Reference Index—The return on the Notes may not reflect the return you would realize if you actually owned the futures contracts composing the Underlier or the securities composing the Reference Index. As a holder of the Notes, you will not have any rights with respect to the futures contracts composing the Underlier or voting rights or rights to receive dividends or other distributions or other rights that holders of the securities composing the Reference Index would have.

•	The U.S. Federal Income Tax Consequences of an Investment in the Notes Are Uncertain—There is no direct legal authority regarding the proper U.S. federal income tax treatment of the Notes, and we do not plan to request a ruling from the Internal Revenue Service (the “IRS”). Consequently, significant aspects of the tax treatment of the Notes are uncertain, and the IRS or a court might not agree with the treatment of the Notes as prepaid forward contracts, as described below under “Tax Considerations.” If the IRS were successful in asserting an alternative treatment for the Notes, the tax consequences of the ownership and disposition of the Notes could be materially and adversely affected.

In addition, in 2007 the Treasury Department and the IRS released a notice requesting comments on various issues regarding the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. Any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should review carefully the sections of the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” and consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes (including possible alternative treatments and the issues presented by the 2007 notice), as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Risks Relating to the Issuer

•	Credit of Issuer—The Notes are unsecured and unsubordinated debt obligations of the Issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, is subject to the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes, and in the event Barclays Bank PLC were to default on its obligations, you may not receive any amounts owed to you under the terms of the Notes.

•	You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority—Notwithstanding and to the exclusion of any other term of the Notes or any other agreements, arrangements or understandings between Barclays Bank PLC and any holder or beneficial owner of the Notes (or the trustee on behalf of the holders of the Notes), by acquiring the Notes, each holder or beneficial owner of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders and beneficial owners of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders and beneficial owners of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the senior debt securities indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail, including the exercise by the relevant U.K. resolution authority of a variety of statutory resolution powers, could materially adversely affect the value of any securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

Risks Relating to the Underlier

•	The Underlier Reflects the Price Return of the Futures Contracts Composing the Underlier, Not the Total Return—The return on the Notes is based on the performance of the Underlier, which reflects changes in the market prices of the futures contracts composing the Underlier and positive or negative yields associated with rolling those futures contracts. The Underlier is not a “total return” index that, in addition to reflecting those price and roll returns, would also reflect interest on a hypothetical cash position collateralizing the futures contracts composing the Underlier. Accordingly, the return on the Notes will not include such a total return feature.

•	Adjustments to the Underlier Could Adversely Affect the Value of the Notes—The sponsor of the Underlier may add, delete, substitute or adjust the futures contracts composing the Underlier or make other methodological changes to the Underlier that could affect its performance, and the sponsor of the Reference Index may add, delete, substitute or adjust the securities composing the Reference Index or make other methodological changes to the Reference Index that could affect the performance of the Underlier. The Calculation Agent will calculate the value to be used as the Closing Value of the Underlier in the event of certain material changes in or modifications to the Underlier. In addition, the sponsor of the Underlier may also discontinue or suspend calculation or publication of the Underlier at any time. Under these circumstances, the Calculation Agent may select a successor index that the Calculation Agent determines to be comparable to the Underlier or, if no successor index is available, the Calculation Agent will determine the value to be used as the Closing Value of the Underlier. Any of these actions could adversely affect the value of the Underlier and, consequently, the value of the Notes. See “Reference Assets—Indices—Adjustments Relating to Securities with an Index as a Reference Asset” in the accompanying prospectus supplement.

•	There Are Risks Associated with Investments in Securities Linked to the Value of Non-U.S. Equity Securities—Some of the equity securities composing the Reference Index are issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities, such as the Notes, involve risks associated with the home countries of the issuers of those non-U.S. equity securities. The prices of securities in non-U.S. markets may be affected by political, economic, financial and social factors in those countries, or global regions, including changes in government, economic and fiscal policies and currency exchange laws.

•	The Performance of the Underlier Will Differ from the Performance of the Reference Index—A variety of factors can lead to a disparity between the performance of an equity index futures contract and its reference index, including the expected dividend yields of the equity securities included in the reference index, an implicit financing cost associated with the futures contract and policies of the exchange on which the futures contracts are traded, such as margin requirements. A decline in expected dividends yields or an increase in margin requirements may adversely affect the performance of the Underlier. In addition, the implicit financing cost will negatively affect the performance of the Underlier, with a greater negative effect when market interest rates are higher. During periods of high market interest rates, the Underlier is likely to underperform the Reference Index, perhaps significantly.

•	Negative Roll Returns Associated with the Futures Contracts Composing the Underlier May Adversely Affect the Level of the Underlier and the Value of the Notes—Unlike equity securities, the futures contracts composing the Underlier, by their terms, have stated expirations. As the futures contracts composing the Underlier approach expiration, they are replaced by contracts of the same series that have a later expiration. For example, a futures contract notionally purchased and held in June may specify a September expiration date. As time passes, the contract expiring in September is replaced by a contract for delivery in December. This is accomplished by notionally selling the September contract and notionally purchasing the December contract. This process is referred to as “rolling.” Excluding other considerations, if prices are higher in the distant delivery months than in the nearer delivery months, the notional purchase of the December contract would take place at a price that is higher than the price of the September contract, thereby creating a negative “roll return.” Negative roll returns adversely affect the returns on the futures contracts composing the Underlier and, therefore, the value of the Underlier and any payments on, and the value of, the Notes. Because of the potential effects of negative roll returns, it is possible for the value of the Underlier to decrease significantly over time, even when the levels of the Reference Index are stable or increasing.

•	The Underlier Is Subject to Significant Risks Associated with Futures Markets—Futures markets are subject to temporary distortions or other disruptions due to various factors, including lack of liquidity, the participation of speculators and government regulation and intervention. In addition, futures exchanges generally have regulations that limit the amount of the futures contract price fluctuations that may occur in a single day. These limits are generally referred to as “daily price fluctuation limits” and the maximum or minimum price of a contract on any given day as a result of those limits is referred to as a “limit price.” Once the limit price has been reached in a particular contract, no trades may be made at a price beyond the limit, or trading may be limited for a set period of time. Limit prices have the effect of precluding trading in a particular contract or forcing the liquidation of contracts at potentially disadvantageous times or prices. These circumstances could delay the calculation of the value of the Underlier. These factors and others can cause the prices of the futures contracts composing the Underlier to be volatile and could adversely affect the value of the Underlier and any payments on, and the value of, your Notes.

•	We May Accelerate the Notes If a Change-in-Law Event Occurs—Upon the occurrence of legal or regulatory changes that may, among other things, prohibit or otherwise materially restrict persons from holding the Notes or the Underlier or its components, or engaging in transactions in them, the Calculation Agent may determine that a change-in-law event has occurred and accelerate the Maturity Date for a payment determined by the Calculation Agent in its sole discretion. Any amount payable upon acceleration could be significantly less than any amount that would be due on the Notes if they were not accelerated. However, if the Calculation Agent elects not to accelerate the Notes, the value of, and any amount payable on, the Notes could be adversely affected, perhaps significantly, by the occurrence of those legal or regulatory changes. See “Terms of the Notes—Change-in-Law Events” in the accompanying prospectus supplement.

•	The Underlier Has a Limited Performance History—Nasdaq, Inc. began calculating the Underlier on a live basis on April 1, 2024. Because the Underlier is new and limited historical performance data exists, your investment in the Notes may involve a greater risk than investing in alternate securities linked to one or more indices with an established record of performance. A longer history of actual performance would be helpful in providing more reliable information on which to assess the validity of the methodology that the Underlier uses as the basis for an investment decision.

•	Hypothetical Back-Tested Data Relating to the Underlier Does Not Represent Actual Historical Data and Is Subject to Inherent Limitations—All data relating to the period prior to the launch date of the Underlier, including the graph set forth under “Historical and Hypothetical Historical Performance of the Underlier” below, is purely theoretical and does not represent the actual historical performance of the Underlier and has not been verified by an independent third party. Back-tested, hypothetical historical results have inherent limitations. These back-tested results are achieved by means of a retroactive application of a back-tested model designed with the benefit of hindsight. Hypothetical back-tested data should not be taken as an indication of future performance.

•	Historical or Hypothetical Historical Levels of the Underlier Should Not Be Taken as an Indication of the Future Performance of the Underlier During the Term of the Notes—The actual performance of the Underlier over the term of the Notes, as well as the amount payable at maturity, may bear little relation to the historical or hypothetical historical levels of the Underlier. Past fluctuations and trends in the Underlier are not necessarily indicative of fluctuations or trends that may occur in the future.

Risks Relating to Conflicts of Interest

•	We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect the Notes in Various Ways and Create Conflicts of Interest—We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the Underlier or its components. In any such market making, trading and hedging activity, and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell the Notes instead of other investments. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the Underlier and make any other determinations necessary to calculate any payments on the Notes.

In making these determinations, we may be required to make discretionary judgments, including those described in the accompanying prospectus supplement and under “—Risks Relating to the Underlier” above. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

Risks Relating to the Estimated Value of the Notes and the Secondary Market

•	Lack of Liquidity—The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•	Many Economic and Market Factors Will Impact the Value of the Notes—The value of the Notes will be affected by a number of economic and market factors that interact in complex and unpredictable ways and that may either offset or magnify each other, including:

o	the values and expected volatility of the Underlier;

o	the time to maturity of the Notes;

o	dividend rates on the components of the Reference Index;

o	interest and yield rates in the market generally;

o	a variety of economic, financial, political, regulatory or judicial events;

o	supply and demand for the Notes; and

o	our creditworthiness, including actual or anticipated downgrades in our credit ratings.

•	The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the Initial Valuation Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees and any structuring fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes. These other costs will include fees paid by Barclays Bank PLC to one or more electronic platforms for providing certain electronic platform services with respect to this offering, where selected dealers implement or utilize such providers.

•	The Estimated Value of Your Notes Might Be Lower If Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the Initial Valuation Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•	The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the Initial Valuation Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•	The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•	The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the Initial Valuation Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Initial Valuation Date, as well as the secondary market value of the Notes, for a temporary period after the initial Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

Information Regarding the UNDERLIER

The Underlier measures the performance of a rolling position in the nearest expiring quarterly E-mini® Nasdaq-100® futures contracts trading on the Chicago Mercantile Exchange. E-mini® Nasdaq-100® futures contracts are U.S. dollar-denominated futures contracts based on the Nasdaq-100 Index®. The Nasdaq-100 Index® is a modified market capitalization-weighted index that is designed to measure the performance of 100 of the largest non-financial companies listed on The Nasdaq Stock Market. For more information about the Underlier, see Annex A in this pricing supplement.

Historical and Hypothetical Historical Performance of the Underlier

Nasdaq, Inc. began calculating the Underlier on a live basis on April 1, 2024. All values of the Underlier prior to that date are calculated using available data as to how the Underlier may have performed in the pre-launch date period. Accordingly, the graph below illustrates:

•	on a hypothetical basis, how the Underlier would have performed from January 4, 2021 to March 31, 2024; and

•	on an actual basis, how the Underlier performed from April 1, 2024 through August 25, 2026.

The hypothetical historical performance below does not reflect actual performance of the Underlier and has not been verified by an independent third party. Hypothetical historical performance has inherent limitations and is achieved by means of a retroactive setting of the selection criteria designed with the benefit of hindsight. Alternative selection criteria or assumptions may produce different hypothetical historical performance that might prove to be more appropriate and that might differ significantly from the hypothetical historical performance provided below.

We obtained the Closing Values shown in the graph below from Bloomberg Professional® service (“Bloomberg”). We have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

Historical and Hypothetical Historical Performance of the Nasdaq-100 Futures Excess ReturnTM Index

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS

Tax Considerations

You should review carefully the sections in the accompanying prospectus supplement entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Prepaid Forward Contracts” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders.” The following discussion, when read in combination with those sections, constitutes the full opinion of our special tax counsel, Davis Polk & Wardwell LLP, regarding the material U.S. federal income tax consequences of owning and disposing of the Notes. As discussed in the section entitled “Material U.S. Federal Income Tax Consequences” in the accompanying prospectus supplement, we have not attempted to ascertain whether any issuer of any shares (or other equity interests) to which a Note relates is a U.S. real property holding corporation (“USRPHC”) or a passive foreign investment company (“PFIC”). If any such issuer were so treated, certain adverse U.S. federal income tax consequences might apply, to a U.S. holder in the case of a PFIC, or to a non-U.S. holder in the case of a USRPHC. You should consult your tax advisor regarding these issues, including the effect any circumstances specific to you may have on the U.S. federal income tax consequences of your ownership of a Note.

Based on current market conditions, in the opinion of our special tax counsel, it is reasonable to treat the Notes for U.S. federal income tax purposes as prepaid forward contracts with respect to the Underlier. Assuming this treatment is respected, upon a sale or exchange of the Notes (including redemption at maturity), you should recognize capital gain or loss equal to the difference between the amount realized on the sale or exchange and your tax basis in the Notes, which should equal the amount you paid to acquire the Notes. This gain or loss on your Notes should be treated as short-term capital gain or loss unless you hold your Notes for more than a year, in which case the gain or loss should be long-term capital gain or loss, whether or not you are an initial purchaser of Notes at the original issue price. However, the IRS or a court may not respect this treatment, in which case the timing and character of any income or loss on the Notes could be materially and adversely affected. In addition, in 2007 the U.S. Treasury Department and the IRS released a notice requesting comments on the U.S. federal income tax treatment of “prepaid forward contracts” and similar instruments. The notice focuses in particular on whether to require investors in these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by non-U.S. investors should be subject to withholding tax; and whether these instruments are or should be subject to the “constructive ownership” regime, which very generally can operate to recharacterize certain long-term capital gain as ordinary income and impose a notional interest charge. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. You should consult your tax advisor regarding the U.S. federal income tax consequences of an investment in the Notes, including possible alternative treatments and the issues presented by this notice.

Treasury regulations under Section 871(m) generally impose a withholding tax on certain “dividend equivalents” under certain “equity linked instruments.” A recent IRS notice excludes from the scope of Section 871(m) instruments issued prior to January 1, 2027 that do not have a “delta of one” with respect to underlying securities that could pay U.S.-source dividends for U.S. federal income tax purposes (each an “Underlying Security”). Based on our determination that the Notes do not have a “delta of one” within the meaning of the regulations, we expect that these regulations will not apply to the Notes with regard to non-U.S. holders. Our determination is not binding on the IRS, and the IRS may disagree with this determination. Section 871(m) is complex and its application may depend on your particular circumstances, including whether you enter into other transactions with respect to an Underlying Security. If necessary, further information regarding the potential application of Section 871(m) will be provided in the pricing supplement for the Notes. You should consult your tax advisor regarding the potential application of Section 871(m) to the Notes.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “agent”), and the agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of this pricing supplement. The agent will commit to take and pay for all of the Notes, if any are taken. The agent will pay (and be reimbursed by the Issuer for) structuring fees to other broker-dealers participating in the distribution of the Notes, as described on the cover of this pricing supplement.

Annex A

THE NASDAQ-100 FUTURES EXCESS RETURN™ INDEX

All information contained in this pricing supplement regarding the Nasdaq-100 Futures Excess ReturnTM Index (the “NDX Futures Index”), including, without limitation, its make-up, method of calculation and changes in its components, has been derived from publicly available information, without independent verification. This information reflects the policies of, and is subject to change by, Nasdaq, Inc. (“Nasdaq”). The NDX Futures Index is calculated, maintained and published by Nasdaq. Nasdaq has no obligation to continue to publish, and may discontinue the publication of, the NDX Futures Index.

The Base Value of the NDX Futures Index was set equal to 100.00 on September 30, 1999 (the “Index Base Date”). The NDX Futures Index has been calculated on a live basis since April 1, 2024.

The NDX Futures Index is reported by Bloomberg under the ticker symbol “NDXNQER.”

The NDX Futures Index measures the performance of a rolling position in the nearest expiring quarterly E-mini® Nasdaq-100® futures contracts (Symbol: NQ) (the “Underlying Futures Contracts”) trading on the Chicago Mercantile Exchange (the “Exchange”). The Underlying Futures Contracts are U.S. dollar-denominated futures contracts based on the Nasdaq-100 Index®. For more information about the Nasdaq-100 Index®, see “Indices — The Nasdaq-100 Index®” in the accompanying underlying supplement. The NDX Futures Index is an “excess return” index, meaning that its performance is based solely on changes in the prices of the Underlying Futures Contracts and positive or negative yields obtained by “rolling” hypothetical positions in the Underlying Futures Contracts as they approach delivery. An excess return index is distinct from a total return index, which, in addition to reflecting those price and roll returns, would also reflect interest on a hypothetical cash position collateralizing the Underlying Futures Contracts.

Index Rolling

As each Underlying Futures Contract approaches expiration, it is replaced by the next expiring Underlying Futures Contract in a process referred to as “rolling.” The rolling of the NDX Futures Index occurs quarterly over a three-day rolling period (the “Roll Period”) every March, June, September and December, effective after the close of trading on the fifth, fourth and third Index Calculation Day (as defined below) (each, a “Roll Day”) preceding the last trading date of the expiring Underlying Futures Contract. The number of units over the Roll Period will change equally each day as illustrated below, provided that there is no Index Market Disruption Event (as described under “— Index Market Disruption Events” below) on a Roll Day (a “Roll Day Disruption”).

Roll Period Day	Proportion of Current Contract	Proportion of Next Contract
Day 1	2/3	1/3
Day 2	1/3	2/3
Day 3	0	1

On any scheduled Roll Day during the Roll Period, the occurrence of any Index Market Disruption Event below will result in a Roll Day Disruption and an adjustment to the Roll Period such that no changes to the units of the current or next contract will occur until such time as the Roll Day Disruption is no longer occurring. After the Roll Day Disruption ends, on the next day during the Roll Period, the unit proportions between the current contract and the next contract will “catch up” to where they would have been in the absence of a disruption, as illustrated below.

Roll Period Day	Proportion of Current Contract	Proportion of Next Contract
Day 1*	1	0
Day 2**	1/3	2/3
Day 3	0	1

*Disruption occurs on Day 1 of the Roll Period; no changes are made to the proportion of the units of the current contract and the next contract.

**Day 2’s proportions are identical to where they would have been in the absence of a disruption on Day 1 of the Roll Period.

Index Market Disruption Events

Each of the below described events is an “Index Market Disruption Event” for the purposes of this description.

•	Trading Disruption: Any unscheduled closure of the Exchange; a material suspension, limitation or disruption of trading on the Exchange; a failure of the Exchange to publish the relevant price, level, value or other information; a halt in trading, such as a circuit breaker or other exchange-imposed halt; or any other event that materially affects the ability of market participants to trade, effect transactions in, maintain or unwind positions in that futures contract.

•	Exchange Disruption: Any exchange related event that disrupts or impairs the ability of market participants to effect transactions or obtain market values or price discovery of a component used directly or indirectly in the NDX Futures Index.

•	Price Failure: Any event that impairs or prevents the ability of Nasdaq to obtain a relevant price, level, rate, value or any other information from an exchange or other source necessary, on a timely basis and in a manner acceptable to Nasdaq, in order to perform the calculation of the NDX Futures Index.

•	Inaccurate Data: The price or value of a component that has been calculated by reference to data that, in the determination of the Nasdaq, is inaccurate, incomplete and/or does not adequately reflect the true market price or value of such component.

•	Force Majeure: Any event or circumstance (including, without limitation, a systems failure, natural or man-made disaster, act of God, armed conflict, act of terrorism, riot or labor disruption or any similar intervening circumstance, or restrictions due to emergency powers enforced by federal, state or local government agencies), that is beyond the reasonable control of Nasdaq and that Nasdaq determines, in its sole discretion, affects the NDX Futures Index, a component of the NDX Futures Index, any input data required to calculate the NDX Futures Index, or that prevents the ability of Nasdaq to calculate the NDX Futures Index.

•	General Moratorium: Nasdaq observes on any day that there has been a declaration of a general moratorium in respect of banking activities in any relevant jurisdiction.

Index Calculations

The closing level of the NDX Futures Index on any trading day reflects the change in the daily contract price of the Underlying Futures Contract since the immediately preceding Index Calculation Day (defined as each weekday that is not a scheduled holiday according to Nasdaq’s publicly available index holiday schedule). Additionally, on each Roll Day during the quarterly Roll Period, the closing level of the NDX Futures Index reflects the proportional change from the daily contract price of the expiring Underlying Futures Contract on the immediately preceding trading day to the daily contract price of the next expiring Underlying Futures Contract on that Roll Day.

The daily contract price of an Underlying Futures Contract will be the settlement price reported by the Exchange. If an Index Market Disruption Event occurs (as defined under “— Index Rolling — Index Market Disruption Events” above) or is occurring on an Index Calculation Day that Nasdaq determines materially affects the NDX Futures Index, Nasdaq may:

•	Delay the calculation of the NDX Futures Index and halt the dissemination of the value of the NDX Futures Index and/or other information relating to the NDX Futures Index until such time, which may be a subsequent Index Calculation Day, that Nasdaq determines that such Index Market Disruption Event is no longer occurring.

•	Determine a good faith estimate of any affected or missing input data required to calculate the NDX Futures Index or the value of the NDX Futures Index for such Index Calculation Day or time for such Index Calculation Day.

Index Corrections and Recalculations

Nasdaq reserves the right to recalculate an index at its discretion in the event that settlement prices are amended or upon the occurrence of a missed index methodology event (deviation from what is stated in the methodology document).

Index Governance

The NDX Futures Index is managed by a governance committee structure. The Index Oversight Committee is responsible for the oversight of the index determination process and the overall governance of Nasdaq Index Solutions, LLC as the index administrator, including review and approval of the control framework, certain policies and procedures, certain methodologies and methodology changes and other index management oversight. Nasdaq Index Solutions, LLC has established the Index Management Committee to provide management and implementation of established governance practices across all aspects of Nasdaq index administration activity. The Index Management Committee meets at least monthly and is responsible for ensuring Nasdaq indices are designed, maintained, calculated and disseminated in accordance with their methodologies.

License Agreement

The Notes are not sponsored, endorsed, sold or promoted by Nasdaq (including its affiliates) (Nasdaq, with its affiliates, are referred to as the “Corporations”). The Corporations have not passed on the legality or suitability of, or the accuracy or adequacy of descriptions and disclosures relating to, the Notes. The Corporations make no representations or warranty, express or implied to the owners of the Notes or any member of the public regarding the advisability of investing in Notes generally or in the Notes particularly, or the ability of the NDX Futures Index to track general stock market performance. The Corporations’ only relationship to Barclays Bank PLC with respect to the NDX Futures Index is in the licensing of Nasdaq®, Nasdaq-100® and Nasdaq-100 Index® trademarks or service marks, and certain trade names of the Corporations and the use of the NDX Futures Index which is determined, composed and calculated by Nasdaq without regard to Barclays Bank PLC or the Notes. Nasdaq has no obligation to take the needs of Barclays Bank PLC or the owners of the Notes into consideration in determining, composing and calculating the NDX Futures Index. The Corporations are not responsible for and have not participated in the determination of the timing of, prices at, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes is to be converted into cash. The Corporations have no liability in connection with the administration, marketing or trading of the Notes.

THE CORPORATIONS DO NOT GUARANTEE THE ACCURACY AND/OR UNINTERRUPTED CALCULATION OF THE NDX FUTURES INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY BARCLAYS BANK PLC, OWNERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE NDX FUTURES INDEX OR ANY DATA INCLUDED THEREIN. THE CORPORATIONS MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIM ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE NDX FUTURES INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL THE CORPORATIONS HAVE ANY LIABILITY FOR ANY LOST PROFITS OR SPECIAL, INCIDENTAL, PUNITIVE OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY OF SUCH DAMAGES.

THE UNDERLYING FUTURES CONTRACTS

E-mini® Nasdaq-100® futures contracts are U.S. dollar-denominated futures contracts, based on the Nasdaq-100 Index®, traded on the Exchange, representing a contract unit of $20 multiplied by the index level of the Nasdaq-100 Index®, measured in U.S. dollars and cents per index point.

E-mini® Nasdaq-100® futures contracts are available with expiry months of March, June, September and December, and at any time E-mini® Nasdaq-100® futures contracts are listed for the nearest six consecutive quarters, two additional June contract months and four additional December contract months. Trading of E-mini® Nasdaq-100® futures contracts terminates at 9:30 a.m. Eastern time on the third Friday of the contract month.

The daily settlement prices of the E-mini® Nasdaq-100® futures contracts are based on trading activity in the relevant contract (and in the case of a lead month also being the expiry month, together with trading activity in lead month-second month spread contracts) on the Exchange during a specified settlement period. The final settlement price of E-mini® Nasdaq-100® futures contracts is a special opening quotation of the Nasdaq-100 Index® to be determined by Nasdaq based on the Nasdaq Official Opening Price of the component stocks in the Nasdaq-100 Index®, determined on the third Friday of the contract month or, if the Nasdaq-100 Index® is not scheduled to be published for that day, on the first earlier day for which it is scheduled to be published.

OVERVIEW OF FUTURES MARKETS

Futures contracts are contracts that legally obligate the holder to buy or sell an asset at a predetermined delivery price during a specified future time period. Futures contracts are traded on regulated futures exchanges, in the over-the-counter market and on various types of physical and electronic trading facilities and markets. The futures contracts included in the NDX Futures Index are exchange-traded futures contracts. An exchange-traded futures contract provides for the purchase and sale of a specified type and quantity of an underlying asset or financial instrument during a stated delivery month for a fixed price. A futures contract provides for a specified settlement month in which the cash settlement is made or in which the underlying asset or financial instrument is to be delivered by the seller (whose position is therefore described as “short”) and acquired by the purchaser (whose position is therefore described as “long”).

No purchase price is paid or received on the purchase or sale of a futures contract. Instead, an amount of cash or cash equivalents must be deposited with the broker as “initial margin.” This amount varies based on the requirements imposed by the exchange clearing houses, but it may be lower than 5% of the notional value of the contract. This margin deposit provides collateral for the obligations of the parties to the futures contract.

By depositing margin, which may vary in form depending on the exchange, with the clearing house or broker involved, a market participant may be able to earn interest on its margin funds, thereby increasing the total return that it may realize from an investment in futures contracts.

In the United States, futures contracts are traded on designated contract markets. At any time prior to the expiration of a futures contract, a trader may elect to close out its position by taking an opposite position on the exchange on which the trader obtained the position, subject to the availability of a liquid secondary market. This operates to terminate the position and fix the trader’s profit or loss. Futures contracts are cleared through the facilities of a centralized clearing house and a brokerage firm, referred to as a “futures commission merchant,” which is a member of the clearing house.

Unlike equity securities, futures contracts, by their terms, have stated expirations. At a specific point in time prior to expiration, trading in a futures contract for the current delivery month will cease. As a result, a market participant wishing to maintain its exposure to a futures contract on a particular asset or financial instrument with the nearest expiration must close out its position in the expiring contract and establish a new position in the contract for the next delivery month, a process referred to as “rolling.” For example, a market participant with a long position in a futures contract expiring in November who wishes to maintain a position in the nearest delivery month will, as the November contract nears expiration, sell the November contract, which serves to close out the existing long position, and buy a futures contract expiring in December. This will “roll” the November position into a December position, and, when the November contract expires, the market participant will still have a long position in the nearest delivery month.

Futures exchanges and clearing houses in the United States are subject to regulation by the Commodity Futures Trading Commission. Exchanges may adopt rules and take other actions that affect trading, including imposing speculative position limits, maximum price fluctuations and trading halts and suspensions and requiring liquidation of contracts in certain circumstances.